SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

DIGITAL MEDIA SOLUTIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

25401G106

(CUSIP Number)

Prism Data, LLC

Joseph Marinucci, Manager

c/o Digital Media Solutions Holdings, LLC

4800 140th Avenue, Suite 101

Clearwater, FL 33762

Telephone: (727) 287-0428

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 17, 2023

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 25401G106	13D

1	NAMES OF REPORTING PERSONS Prism Data, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,520,948 shares (see Item 5 infra)
	8	SHARED VOTING POWER 1,269,235 (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER 1,520,948 (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,790,183 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.2% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 25401G106	13D
1	NAMES OF REPORTING PERSONS Joseph Marinucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 35,928 shares (see Item 5 infra)
	8	SHARED VOTING POWER 2,790,183 (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER 35,928 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER 1,520,948 (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,111 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.5% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

This Amendment No. 5 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends the Schedule 13D filed on July 27, 2020 (as subsequently amended) (the “Schedule 13D”) by Prism Data, LLC (“Prism”) and Joseph Marinucci (together, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. Disclosure items set forth in the Schedule 13D shall remain in effect, except to the extent expressly amended or superseded by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 17, 2023, the issuer redeemed 1,520,948 units of Digital Media Solutions Holdings, LLC, an indirect subsidiary of the Issuer, held Prism in exchange for 1,520,948 shares of Common Stock (the “Redemption”).

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 4,286,712 shares of Class A Common Stock outstanding as of November 17, 2023 (which consists of (a) 2,765,764 shares of Class A Common Stock as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2023, filed on November 14, 2023, and (b) the shares of Class A Common Stock issued in the Redemption). The number of shares of Common Stock set forth in this Amendment reflects a 1-for-15 reverse stock split of the Common Stock effective August 29, 2023.

Prism and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, based on information provided in Amendment No. 3 to the Schedule 13D filed by Clairvest with respect to the Class A Common Stock, Prism may be deemed to beneficially own and share the power to vote the 1,269,235 shares of Class A Common Stock held by the Clairvest Funds (the “Clairvest Equity”), which represents 29.2% of the Class A Common Stock outstanding and consists of 1,207,756 shares of Class A Common Stock and Seller Warrants to purchase an aggregate of 61,479 shares of Class A Common Stock. Shares of Common Stock listed as beneficially owned by Prism exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Prism disclaims beneficial ownership.

In addition, Prism has sole voting and investment power over the 1,520,948 shares of Class A Common Stock issued in the Redemption as described in Item 3 of this Schedule 13D, which represents 35.5% of the Class A Common Stock outstanding.

Mr. Marinucci, as manager of Prism, (a) may be deemed to beneficially own and share the power to vote the Clairvest Equity that is deemed to be beneficially owned by Prism, which represents 29.2% of the Class A Common Stock outstanding, and (b) has shared voting and investment power over the 1,520,948 shares of Class A Common Stock owned by Prism as described in Item 3 of this Schedule 13D, which represents 35.5% of the Class A Common Stock outstanding.

In addition, Mr. Marinucci has the sole power to dispose of 35,928 shares of Class A Common Stock underlying the same number of warrants to purchase shares of Class A Common Stock, which he holds directly.

(c) Except for the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction involving shares of Common Stock during the 60 days prior to the filing of this Amendment.

(d) No person other than the Clairvest Funds are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2023

Prism Data LLC

By:	/s/ Joseph Marinucci
Joseph Marinucci, Manager

/s/ Joseph Marinucci
Joseph Marinucci

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).